UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

File No. 812-14181

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO
SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS
AMENDED (THE “ACT”), FOR EXEMPTIONS FROM SECTIONS 12(d)(1)(A), 12(d)(1)(B) AND
12(d)(1)(C) OF THE ACT, PURSUANT TO SECTION 6(c) OF THE ACT FOR AN EXEMPTION
FROM RULE 12d1-2(a) UNDER THE ACT AND PURSUANT TO SECTIONS 6(c) AND
17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF
THE ACT

In the Matter of American Pension Investors Trust and
Yorktown Management & Research Company, Inc.
2303 Yorktown Avenue
Lynchburg, VA 24501

Please send all communications, notices and orders to:

David D. Basten, Esq.
2303 Yorktown Avenue
Lynchburg, VA 24501

Copies to:

David D. Jones, Esq.
Drake Compliance, LLC
422 Fleming Street, Suite 7
Key West, FL 33040

W. Lee H. Dunham, Esq.
Sullivan & Worcester LLP
One Post Office Square
Boston, MA 02109

As filed with the Securities and Exchange Commission

On November 21, 2013

This Application (including exhibits) consists of 21 pages.

I.	INTRODUCTION

American Pension Investors Trust (the “Trust”) and Yorktown Management & Research Company, Inc. (“Yorktown” or the “Adviser”) (collectively referred to as the “Applicants”)1, submit this amended and restated application (the “Application”) to the Securities and Exchange Commission (the “Commission”) to request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving Applicants from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving Applicants from Sections 17(a)(1) and 17(a)(2) of the Act.

Applicants request that the order sought herein apply also to each existing and each future series of the Trust, and to each existing and each future registered open-end management investment company or series thereof which is advised by Yorktown or any entity controlling, controlled by or under common control with Yorktown and which is part of the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as the Trust (each a “Fund” and collectively, “Funds”).2

II.	APPLICANTS

A.	American Pension Investors Trust

The Trust, which is organized as a Massachusetts business trust, is registered under the Act as an open-end management investment company with multiple series. As of June 30, 2013, the Trust offered shares of six series, which each pursue different investment objectives and principal investment strategies.

B.	Yorktown Management & Research Company, Inc.

The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a corporation formed under the laws of the State of Maryland. The Adviser is controlled, as a result of stock ownership, by David D. Basten. The Adviser serves as investment adviser to the existing Funds.

III.	REQUESTED RELIEF

A.	Investments in Underlying Funds by Funds of Funds

Applicants seek an order under Section 12(d)(1)(J) of the Act, exempting them from the limitations set forth in Sections 12(d)(1)(A), (B) and (C) of the Act to the extent necessary to permit: (1) a Fund that operates as a 'fund of funds' (each, a “Fund of Funds,” and collectively, the “Funds of Funds”) to acquire shares of  registered open-end management investment companies (each, an “Unaffiliated Open-End Investment Company”), registered closed-end management investment companies and  “business development companies,” as defined by Section 2(a)(48) of the Act (“business development companies”)3 (each registered closed-end management investment company and each business

1	All references herein to the term “Adviser” include successors-in-interest to the Adviser. A successor-in-interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

2
All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.

3
While business development companies are not required to register under the Act, they are subject to the provisions of Sections 55 through 65 thereof. Applicants do not believe that investments in business development companies present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of business development companies, like shares of registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. In addition, business development companies are registered under the Securities Exchange Act of 1934, as amended, and their shares are registered under the Securities Act of 1933, as amended, and are subject to all registration and reporting requirements under those two statutes. Accordingly, Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in business development companies and investments in registered closed-end investment companies. With respect to investments in business development companies, Applicants seek an exemption only from Section 12(d)(1)(A) of the Act, not Section 12(d)(1)(C).

development company, an “Unaffiliated Closed-End Investment Company” and, together with the Unaffiliated Open-End Investment Companies, the “Unaffiliated Investment Companies”), and registered unit investment trusts (“UITs”) (the “Unaffiliated Trusts,” and together with the Unaffiliated Investment Companies, the “Unaffiliated Funds”), in each case, that are not part of the “same group of investment companies”4 as the Funds of Funds; (2) the Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (“Broker”) to sell shares of such Unaffiliated Funds to the Funds of Funds; (3) the Funds of Funds to acquire shares of other registered investment companies, including open-end management investment companies and series thereof, closed-end management investment companies and UITs, as well as business development companies (if any), in the same group of investment companies as the Funds of Funds (collectively, the “Affiliated Funds,” and, together with the Unaffiliated Funds, the “Underlying Funds”)5; and (4) the Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds. Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the Act exempting the transactions described in (1) through (4) above from Section 17(a) of the Act to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Underlying Funds and to permit sales and redemptions by the Underlying Funds of their shares in transactions with the Funds of Funds, as and to the extent described in this Application. Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange-traded funds (collectively, “ETFs” and each, an “ETF”).

Applicants’ requested relief differs from long standing precedent granting exemptive relief from the limitations of Section 12(d)(1) of the Act to management investment companies only in that Applicants seek an order that would allow the Funds of Funds to invest in closed-end investment companies and business development companies in addition to open-end investment companies and UITs. Applicants note, however, that the Commission has recently issued orders with respect to applications for relief similar to that requested by Applicants relating to investments in closed-end investment companies and business development companies. In the Matter of Global X Funds, et al., Investment Company Act Release No. 30426 (March 14, 2013) (notice) and 30454 (April 9, 2013) (order); In the Matter of Van Eck VIP Trust, et al., Investment Company Act Release No. 30063 (May 10, 2012)(notice) and 30096 (June 5, 2012) (order). As discussed more fully below, moreover, Applicants’ requested relief is consistent with the protection of investors as well as with Section 12(d)(1) exemptive relief previously granted to UITs permitting them to invest in closed-end funds.

B.	Other Investments by Same Group Investing Funds

Applicants are also requesting an exemption pursuant to Section 6(c) from Rule 12d1-2 under the Act to permit any existing or future Fund that relies on Section 12(d)(1)(G) of the Act (“Same Group Investing Fund”) and that otherwise complies with Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objective(s), policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).

Consistent with its fiduciary obligations under the Act, the board of trustees (“Board”) of each Same Group Investing Fund will review the advisory fees charged by the Same Group Investing Fund’s investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Same Group Investing Fund may invest.

4
For purposes of this Application, the term “group of investment companies” means any two or more registered investment companies, including closed-end investment companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

5
A Fund of Funds may invest in Unaffiliated Funds and/or Affiliated Funds. In addition, certain of the Underlying Funds currently pursue, or may in the future pursue, their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act.  Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement.  In accordance with Condition #11, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same “group of investment companies” as its corresponding master fund or the Fund of Funds.  If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same “group of investment companies” as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions.

IV.	LEGAL ANALYSIS

A.	Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from knowingly selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s total outstanding voting stock, or if the sale will cause more than 10% of the acquired company’s total outstanding voting stock to be owned by investment companies generally. Section 12(d)(1)(C) of the Act  prohibits an investment company  from acquiring shares of a registered closed-end investment company if the securities represent more than 10% of the total outstanding voting stock of such closed-end investment company. Subject to certain conditions, Section 12(d)(1)(G) provides that the limits under Section 12(d)(1) will not apply to Same Group Investing Funds.

Section 12(d)(1)(G) of the Act provides that Section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same “group of investment companies”; (ii) the acquiring company holds only securities of acquired companies that are part of the same “group of investment companies,” government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the Act by a securities association registered under Section 15A of the Securities Exchange Act of 1934 or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered UITs in reliance on Section 12(d)(1)(F) or (G) of the Act.

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.6

In 2006, the Commission adopted Rule 12d1-2 under the Act.7 That rule permits a registered open-end investment company or a registered UIT relying on Section 12(d)(1)(G) of the Act to acquire:

(1)
securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12 (d)(1)(F) of the Act;

(2)	securities (other than securities issued by an investment company); and

6	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44.

7	See Fund of Fund Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).

(3)	securities issued by a money market fund when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act. The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”8

B.	Sections 17(a), 17(b) and 6(c)

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because multiple transactions could occur between a Fund of Funds and an Unaffiliated Fund, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c).

C.	Investments by Funds of Funds in Unaffiliated Funds

1.          Section 12(d)(1)(J). The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), (B) and (C).9 Applicants agree to conditions that adequately address these concerns. Accordingly, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

a.         No Undue Influence. Pyramiding of control is one of the potential abuses of fund holding company structures discussed in the PPI Report. The PPI Report also expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds. The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large redemptions may occur. Applicants submit that the proposed arrangement will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Unaffiliated Funds.

8	See Adopting Release at 17-18.

9	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 892 Cong., 2d Sess., 311-324 (1966) (the “PPI Report”).

Condition 1 contains measures designed to limit the control that a Fund of Funds may have over an Unaffiliated Fund. Condition 1 prohibits the Adviser, any person controlling, controlled by or under common control with the Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Adviser or any person controlling, controlled by, or under common control with the Adviser (the “Advisory Group”) from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The same prohibition would apply to any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to a Fund of Funds (“Subadviser”), any person controlling, controlled by, or under common control with the Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by, or under common control with the Subadviser (the “Subadvisory Group”). Applicants represent that to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect10, and they will not take any action to influence the investment advisers or Boards of the Underlying Funds.

With respect to a Fund’s investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Advisory Group or Subadvisory Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Advisory Group or Subadvisory Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares.  If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Advisory Group or a Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of any other Unaffiliated Fund, then it will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to a Subadvisory Group with respect to an Unaffiliated Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

Applicants further state that condition 2 precludes a Fund of Funds or the Adviser, any Subadviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund, with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter, and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”). Condition 5 precludes any Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) from causing an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Subadviser, or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, Subadviser, member of an advisory board, or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”  Condition 3 provides that, prior to investing in Unaffiliated Funds under the proposed arrangement, the Board of the Fund including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (for any Board, the “Independent Trustees;” as used herein, the term “Independent Trustees” shall refer to the Independent Trustees of the relevant Board), will adopt procedures reasonably designed to assure that the Adviser and any Subadviser to a Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

Pursuant to condition 8, to further assure that an Unaffiliated Investment Company understands the implications of an investment by a Fund of Funds under the requested order, prior to a Fund of Funds’ investment in the shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their respective Boards and their respective investment advisers understand the terms and conditions of the order and

10
As discussed below, Applicants acknowledge the requirement to file a Schedule 13G with the Commission with respect to beneficial ownership of more than 5% of any equity security issued by an Underlying Fund that is a closed-end fund.

agree to fulfill their respective responsibilities under the order (“Participation Agreement”). At the time of an investment by a Fund of Funds in an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), pursuant to condition 8, the Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the requested order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. Applicants note that an Unaffiliated Investment Company (other than an ETF or an Unaffiliated Closed-End Investment Company whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.11

Condition 6 requires the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, to adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders. Condition 7 requires the Unaffiliated Investment Company to maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth the party from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determination of the Board of the Unaffiliated Investment Company were made.

In contrast to open-end investment companies, closed-end investment companies do not issue redeemable securities. Accordingly, the threat of large-scale redemptions is non-existent with respect to Unaffiliated Closed-End Investment Companies. However, closed-end investment companies are generally required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund. By contrast, open-end investment companies generally are not required to hold shareholder meetings except in special circumstances. Therefore, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock. As the Commission observed in the PPI Report:

11
An Unaffiliated Investment Company (including an ETF or an Unaffiliated Closed-End Investment Company) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds. In addition, solely upon notice to a Fund of Funds, an Unaffiliated Investment Company could terminate a Participation Agreement with the Fund of Funds, effective at the end of the notice period specified in such Participation Agreement.

Although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.12

The concerns of undue influence through voting the securities of the Unaffiliated Closed-End Investment Companies, however, have been addressed in Condition 1, as noted above. Coupled with the requirement that the Advisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act, (i) each member of the Advisory Group or Subadvisory Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Advisory Group or Subadvisory Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares (i.e., mirror voting). These requirements for mirror voting ensure that the Fund of Funds will not have an effective voice over the management and operations of the Unaffiliated Closed-End Investment Company. They are imposed regardless of the amount of shares of the Unaffiliated Closed-End Investment Company owned by the Fund of Funds. Unlike activist shareholders who acquire closed-end fund shares to influence the policies of such funds, the Fund of Funds is a passive investor with respect to voting.  The mirror voting eliminates the ability of the Fund of Funds to influence the Unaffiliated Closed-End Investment Company through voting its shares. In addition to mirror voting, Applicants also recognize the requirement to file Schedule 13G with respect to beneficial ownership of more than 5% of any equity securities issued by the Unaffiliated Closed-End Investment Company. Schedule 13G requires the filer to certify that it has acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. Applicants believe the foregoing conditions address the concerns of undue influence underlying Section 12(d)(1).

b.            No Excessive Layering of Fees. Applicants do not believe that the proposed arrangement will involve excessive layering of fees. To assure that the investment advisory or management fees are not duplicative, Applicants state that, pursuant to condition 9, in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of the Fund of Funds, including a majority of the Independent Trustees, will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract(s). Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Fund of Funds. Applicants further state that the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, in connection with the investment by the Fund of Funds in the Unaffiliated Fund, subject to certain exceptions noted in condition 10.

Pursuant to condition 12, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds set forth in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830”).13  In this regard, Applicants note that with respect to closed-end funds, shares of closed-end funds generally are purchased in the secondary market without sales loads (although the Fund of Funds may incur customary brokerage commissions) and closed-end funds do not pay Rule 12b-1 fees. Accordingly, there should be no concern of layering sales loads and Rule 12b-1 fees when the Underlying Fund is a closed-end fund.

c.            Structure is Not Overly Complex. Applicants state, pursuant to condition 11, that the proposed arrangement will not create an overly complex fund structure because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in

12	See PPI Report at 324.

13	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority (“FINRA”).

excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and either is an Affiliated Fund or is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

In the case of those Underlying Funds that may operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder fund investing in a master fund). However, Applicants do not believe that this will result in an overly complex structure. The master-feeder arrangement is entirely transparent. For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).

2.            Section 17(a). Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Applicants state that the Funds of Funds and the Affiliated Funds might be deemed to be under common control of the Adviser and therefore affiliated persons of one another. Applicants also state that the Funds of Funds and the Unaffiliated Funds might be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Unaffiliated Fund’s outstanding voting securities. In light of these and other possible affiliations, Section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants believe that the proposed transactions satisfy the requirements for relief under Sections 17(b) and 6(c) of the Act as the terms are fair and reasonable and do not involve overreaching.14

Applicants state that the terms upon which an Underlying Fund organized as an open-end investment company will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of such Underlying Fund.15  Applicants also state that the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the Act.

14
Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of a Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

15
Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from Sections 17(a)(1) and (2) to permit each Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an ETF to purchase or redeem shares from the ETF. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF or an entity controlling, controlled by, or under common control with the investment adviser to the ETF is also an investment adviser to the Fund of Funds. Applicants note that a Fund of Funds will purchase and sell shares of an Underlying Fund that is a closed-end fund (including a business development company) through secondary market transactions at market prices rather than through principal transactions with the closed-end fund (including a business development company). Accordingly, Applicants are not requesting Section 17(a) relief with respect to principal transactions with closed-end funds (including business development companies).

D.	Other Investments by Same Group Investing Funds

Applicants believe that permitting Same Group Investing Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, as described earlier in this Application. Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same “group of investment companies,” limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself. The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1) was intended to address.

Likewise, permitting Other Investments by Same Group Investing Funds in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Same Group Investing Funds a broader array of investment options through which to pursue their investment objectives.

Applicants request an order under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) to allow the Same Group Investing Funds to invest in Other Investments. Applicants state that the proposed arrangement would comply with the provisions of Rule 12d1-2 under the Act, but for the fact that the Same Group Investing Funds may invest a portion of their assets in Other Investments. Applicants submit that the requested exemption offers significant benefits, as detailed above, and is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and therefore meets the standards for relief set out in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.	PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

The Commission has granted exemptive orders to other mutual fund complexes who sought relief for (a) fund of funds arrangements with affiliated and unaffiliated investment companies and (b) affiliated fund of funds to invest in financial instruments that may not be securities within the meaning of the Act, and whose requests for relief included conditions substantially similar to those included in this Application. Reference is made to AIP Series Trust, et al. (AIP) Investment Company Act Rel. No. 30420 (March 11, 2013) (Notice); Investment Company Act Rel. No. 30450 (April 8, 2013) (Order) (the “AIP Order”). The AIP Order, which is substantially identical to this Application, in all material respects except with respect to investments by the Funds of Funds in closed-end investment companies16,  granted an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act to permit the AIP Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act and for underlying funds, their principal underwriter and any broker-dealer to sell shares of the underlying funds to the fund of funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act. The AIP Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act. Applicants also note that substantially similar relief was granted in In the Matter of Pacific Life Insurance Company, et al., Investment Company Act Release Nos. 29944 (Feb. 13, 2012) (notice) and 29979 (Mar. 12, 2012) (order) and in In the Matter of Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 29442 (Sept. 27, 2010) (notice) and 29484 (Oct. 25, 2010) (order).17

16	As noted above, the Commission has recently issued orders with respect to applications for relief similar to that requested by Applicants relating to investments in closed-end investment companies.

17	This relief extended to funds of funds investing in underlying funds that serve as feeder funds in a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act.

Reference is made to Global X Funds, et al. (Global X) Investment Company Act. Rel. No. 30426 (March 14, 2013) (Notice); Investment Company Rel. No. 30454 (April 9, 2013) (Order) (the “Global X Order”) and to Van Eck VIP Trust, et al. (Van Eck) Investment Company Act Rel. No. 30063 (May 10, 2012) (Notice); Investment Company Act Rel. No. 30096 (June 5, 2012) (Order) (the “Van Eck Order”). The Global X Order and the Van Eck Order each permitted certain funds to invest in closed-end investment companies and business development companies in excess of the limits set forth in Section 12(d)(1)(A) of the Act.

Reference is made to John Hancock Trust, et al. (Hancock) Investment Company Act Rel. No. 27848 (May 30, 2007) (Notice); Investment Company Act Rel. No. 27873 (June 26, 2007) (Order) (the “Hancock Order”). Hancock requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act. The Hancock Order permitted their Funds of Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.

Reference is made to Massachusetts Financial Services Company, et al. (MFS) Investment Company Act Rel. No. 28649 (March 17, 2009) (Notice); Investment Company Act Rel. No. 28694 (April 14, 2009) (Order) (the “MFS Order”). The MFS Order permitted certain funds to sell shares to unaffiliated funds of funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated funds of funds to purchase shares of the MFS funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The MFS Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

Additional reference is made to Lincoln Variable Insurance Products Trust, et al. (Lincoln), Investment Company Act Rel. No. 29168 (March 5, 2010) (Notice), Investment Company Act Rel. No. 29196 (March 31, 2010) (Order) (the “Lincoln Order”) and to Aston Funds, et al. (“Aston”) Investment Company Act Rel. No. 29400 (August 26, 2010) (Notice), Investment Company Act Rel. No. 29443 (Sept. 27, 2010) (Order) (the “Aston Order”). The Lincoln Order and the Aston Order permitted certain funds to sell shares to unaffiliated funds of funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated funds of funds to purchase shares of the Lincoln funds or the Aston funds, as applicable, in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The Lincoln Order and the Aston Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2, to invest in financial instruments that may not be securities within the meaning of the Act.

Reference is also made to HealthShares et al., Investment Company Act Rel. No. 27844 (May 29, 2007) (Notice), Investment Company Act Rel. No. 27871 (June 21, 2007) (Order); ProFunds, et al., Investment Company Act Rel. No. 27599 (Dec. 19, 2006) (Notice), Investment Company Act Rel. 27658 (Jan. 9, 2007) (Order); Frank Russell Investment Company et al, Investment Company Act Rel. No. 27288 (April 17, 2006) (Notice), Investment Company Act Rel. No. 27319 (May 15, 2006) (Order); ING Partners, Inc. et al., Investment Company Act Rel. No. 27116 (October 12, 2005) (Notice), Investment Company Act Rel. No. 27142 (November 8, 2005) (Order); and MetLife Investors USA Insurance Company, et al., Investment Company Act Rel. No. 27028 (August 16, 2005) (Notice), Investment Company Act Rel. No. 27059 (September 7, 2005) (Order). Each of these applications requested similar relief to that requested by Applicants. Applicants’ requested relief differs from this precedent only in that Applicants seek an order that would allow the Funds of Funds to invest in closed-end investment companies and business development companies, in addition to open-end investment companies and UITs.

Applicants do not see any policy reason to restrict Section 12(d)(1) exemptive relief to investments in UITs and open-end funds. Indeed, Applicants believe that, in one respect, a Fund of Funds’ investments in closed-end funds (including business development companies) raise less concern under Section 12(d) than do investments in open-end funds. One of the principal concerns intended to be addressed by Section 12(d) is the potential for a fund of funds to exercise undue influence over the management and operation of an Underlying Fund through the threat of large-scale redemptions. This concern is not applicable to a Fund of Funds’ investments in closed-end funds because closed-end funds do not issue redeemable securities. Rather, sales can only be effected through transactions in the secondary market. Because these sales would not require the closed-end fund to alter its investments nor deplete assets of the closed-end fund, a Fund of Funds should not be able to influence the management or operation of a closed-end fund through threats of large-scale redemptions of shares. On the other hand, as noted above, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder's ability to vote a large block of stock. Condition 1, however, protects Underlying Funds from such undue influence by requiring that the Advisory Group and any Sub-Adviser Group mirror vote any interest in any Unaffiliated Closed-End Investment Company.

With respect to the other concerns designed to be addressed by Section 12(d)(1), including layering of fees and expenses, and unnecessary complexity, Applicants believe the conditions appropriately address these concerns regardless of whether the Underlying Funds are closed-end funds (including business development companies) or open-end funds. With respect to the layering of fees, Condition 12 requires compliance with NASD Conduct Rule 2830 so no Fund of Funds can exceed the applicable limits contained therein. Such rule applies to the Fund of Funds as the acquiring fund regardless of whether the Fund of Funds invests in an Underlying Fund that is an open-end or closed-end fund. In applying such rule, Applicants recognize, however, that shares of closed-end funds are generally purchased in the secondary market without sales loads (although a brokerage commission may be incurred) and closed-end funds do not pay Rule 12b-1 fees. Accordingly, there is no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund. Further, as in the case of Underlying Funds that are open-end funds, Underlying Funds that are closed-end investment companies will have their own operating expenses, including advisory fees. Shareholders in a Fund of Funds will indirectly pay their proportionate share of the fees and expenses of the Underlying Fund, regardless of whether the Underlying Fund is an open-end fund or a closed-end fund. To address the concerns of potential duplicative fees, Condition 9 requires the Board of each Fund of Funds, including a majority of the Independent Trustees, to find that the advisory fees are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contracts of any Underlying Fund. The Applicants note that the Fund of Funds will have to disclose the indirect fees of an acquired fund incurred regardless of whether the Underlying Fund is an open-end fund or closed-end fund under current disclosure requirements. Condition 10 also requires the Adviser to waive certain fees received from the Fund of Funds in an amount at least equal to any compensation received from the Underlying Fund (including a closed-end fund) in connection with the Fund of Funds' investment. As closed-end funds do not pay 12b-1 fees and generally are purchased in the secondary market without sales loads, the opportunities for the Adviser to receive compensation from such Underlying Funds appear more limited than if the Underlying Fund were an open-end fund.

In addition, with respect to unnecessary complexity, Condition 11 addresses such concern. Condition 11 generally will limit the Fund of Funds’ structure to two layers of funds, regardless of whether the Underlying Fund is an open-end or closed-end fund (including a business development company). More specifically, Condition 11, in general terms, precludes the Underlying Fund from acquiring the securities of another investment company, or any company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits set forth in Section 12(d)(1)(A), subject to certain limited exceptions. Accordingly, the Underlying Fund (whether a closed-end or open-end fund) cannot itself be a fund of funds. Additional complexity is not added by virtue of the Underlying Fund being a closed-end fund. In light of the above, the Applicants believe the conditions in this application appropriately address the concerns of layering of fees and unnecessary complexity, whether the Underlying Fund is an open-end fund or a closed-end fund.

Further, Applicants note that the Commission has granted Section 12(d)(1) exemptive relief similar to that requested in this Application to funds of funds organized as UITs, which extends to investments in both open-end and closed-end funds.18  The Applicants have reviewed the conditions imposed in the Prior UIT Orders and the reasons therefor and believe they are comparable to those contained in this Application. Distinctions between UITs and the Funds of Funds, however, raise questions regarding whether the Funds of Funds' investments in closed-end funds implicate greater concerns with respect to (i) the layering of fees and expenses; and (ii) the exercise of undue influence over Underlying Funds, discussed above in Section III.C.1. As discussed above, Applicants believe that the proposed conditions in this Application adequately address these two concerns.

18
See, e.g., the UIT Order; In the Matter of Matrix Capital Group, Inc., et al., Investment Company Act Release Nos. 26173 (Sept. 4, 2003) (notice) and 26197 (Sept. 30, 2003) (order); In the Matter of Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (Mar. 13, 2001) (notice) and 24930 (Apr. 6, 2001) (order); and In the Matter of Van Kampen Funds Inc. and Van Kampen Focus Portfolios, Investment Company Act Release Nos. 24548 (June 29, 2000) (notice) and 24566 (July 25, 2000) (order) (the "Prior UIT Orders").

With respect to layering of fees and expenses, because UITs have unmanaged portfolios, they do not charge advisory fees and thus the layering of advisory fees is not a concern. While the Funds of Funds do charge advisory fees, the Applicants believe that Condition 9, discussed above, adequately addresses this concern because it would require that the Board of each Fund of Funds, including a majority of the Independent Trustees, find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds invests, including any closed-end Underlying Fund.19 With respect to undue influence, in the context of a UIT, the possibility exists that a depositor or sponsor could use its ability to control the secondary markets in units of a UIT to exercise undue control over an underlying fund. Specifically, a depositor or sponsor could potentially accumulate a large position in a UIT and threaten to redeem such a position or cause large-scale redemptions by ceasing to maintain a secondary market in units, with adverse consequences to the UIT's underlying fund investments. This concern is not present in the case of the Funds because the Funds, the Adviser and their affiliates do not maintain a secondary market in the Funds' shares.20 Also, as discussed above, a Fund of Funds may exercise undue influence over a closed-end fund through the voting of shares. This concern may be greater with respect to the Funds of Funds investing in closed-end funds rather than with respect to UITs investing in closed-end funds, but, as discussed above in this Application, the Applicants believe that Condition 1 adequately addresses this concern. Based on the foregoing, notwithstanding the differences between UITs and the Funds of Funds discussed above, the Applicants believe that the Prior UIT Orders support the view that the conditions included in the Application adequately address the concerns underlying Section 12(d)(1) as they relate to investments in closed-end funds.

VI.	APPLICANTS’ CONDITIONS

Investments by Funds of Funds in Underlying Funds

Applicants agree that the relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1.            The members of an Advisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The members of a Subadvisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. With respect to a Fund’s investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Advisory Group or Subadvisory Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Advisory Group or Subadvisory Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Advisory Group or a Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the Unaffiliated Fund, then the Advisory Group or the Subadvisory Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to a Subadvisory Group with respect to an Unaffiliated Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

19
With respect to fees payable by a Fund of Funds to the Fund of Funds’ Adviser or Sub-Adviser, sales charges and/or service fees, Applicants assert that the issues raised where the fund of funds is a UIT do not differ substantially from the issues raised where the fund of funds is a Fund of Funds, and the conditions in the Prior UIT Orders addressing these fees are substantially similar to Conditions 10 and 12 of this Application, discussed above.

20
The threat of large-scale redemptions of the Underlying Fund’s securities is another potential channel for the exercise of undue influence, and another consequence of the unmanaged nature of UITs is that the threat of large-scale redemptions is mitigated. However, as discussed above, even where the fund of funds is managed, this concern is of little relevance to closed-end Underlying Funds.

2.            No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.            The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that its Adviser and any Subadviser(s) to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.            Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5.            No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.            The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.            Each Unaffiliated Investment Company shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate’s members, (c) terms of the purchase, and (d) information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.            Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.            Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Fund of Funds.

10.         The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadviser, or an affiliated person of the Subadviser, from an Unaffiliated Fund, other than any advisory fees paid to the Subadviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Subadviser. In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.         No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of Act and either is an Affiliated Fund or is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

12.         Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to fund of funds set forth in NASD Conduct Rule 2830.

Other Investments by Same Group Investing Funds

Applicants agree that the relief to permit Same Group Investing Funds to invest in Other Investments shall be subject to the following condition:

13.         Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Same Group Investing Fund from investing in Other Investments as described in the Application.

VII.	REQUEST FOR ORDER

Applicants request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving Applicants from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving Applicants from Sections 17(a)(1) and (2) of the Act. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b) and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

Applicants have caused this Application to be duly signed on their behalf on the 21st day of November, 2013.

AMERICAN PENSION INVESTORS TRUST

By:	/s/ David D. Basten
	Name:	David D. Basten
	Title:	President

YORKTOWN MANAGEMENT & RESEARCH COMPANY, INC.

By:	/s/ David D. Basten
	Name:	David D. Basten
	Title:	President

EXHIBIT INDEX

A.	Certification

B.	Rule 0-2(d) Verification

EXHIBIT A

Certification

The undersigned hereby certifies that he is the Secretary of American Pension Investors Trust (the “Trust”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended (the “Act”), and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents and By-laws of the Trust have been taken, and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Trustees of the Trust adopted the following resolutions at a meeting held on June 26, 2013 in accordance with the By-laws of the Trust:

RESOLVED, that it be, and it hereby is, approved for the Trust to file an Application for an order pursuant to section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A), (B) and (C) of the Act, pursuant to section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act and pursuant to sections 6(c) and 17(b) of the Act for an exemption from section 17(a) of the Act to permit series of the Trust that operate as funds of funds to acquire and redeem shares of other registered open-end management investment companies, unit investment trusts and closed-end investment companies (including business development companies) that are within or outside the same group of investment companies (including series of the Trust) and to permit series of the Trust that operate as funds of funds and rely on section 12(d)(1)(G) of the Act and rule 12d1-2 thereunder to also invest in certain financial instruments; and it is further

RESOLVED, that the proper officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare and to file any and all amendments to the Application as may be necessary or appropriate; and it is further

RESOLVED, that the Application shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions.

Dated: November 21, 2013

	By:	/s/ David D. Jones
		Name:	David D. Jones
		Title:	Secretary

Certification

The undersigned hereby certifies that he is the Secretary of Yorktown Management & Research Company, Inc. (“Yorktown”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of Yorktown have been taken, and the person signing and filing the Application on behalf of Yorktown is fully authorized to do so.

Dated: November 21, 2013

	By:	/s/ Austin D. Basten
		Name:	Austin D. Basten
		Title:	Secretary

EXHIBIT B

Rule 0-2(d) Verification

The undersigned, being duly deposed and sworn, deposes and states that he has duly executed the attached Application for an Exemptive Order on November 21, 2013 for and on behalf of American Investors Pension Trust (the “Trust”); that he is the President of the Trust; and that all actions by trustees, officers, and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David D. Basten
	Name:	David D. Basten
	Title:	President

Rule 0-2(d) Verification

The undersigned, being duly deposed and sworn, deposes and states that he has duly executed the attached Application for an Exemptive Order on November 21, 2013 for and on behalf of Yorktown Management & Research Company, Inc.; and that all actions necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David D. Basten
	Name:	David D. Basten
	Title:	President